                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. ___)*

                          CB Commercial Holdings, Inc.
                          ----------------------------
                                (Name of Issuer)

                             Class B-2 Common Stock
                             ----------------------
                         (Title of Class of Securities)

                                   124926106
                                   ---------
                                 (CUSIP Number)

                                Karen A. Tallman
                     CB Commercial Real Estate Group, Inc.
                            533 South Fremont Avenue
                         Los Angeles, California  90071
                                 (213) 613-3149
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 12, 1996
                                ---------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 124926106           SCHEDULE 13D               PAGE 2 OF 8 PAGES
- -----------------------         ------------             ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                  James J. Didion
 1    S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON                           ###-##-####

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      SC; PF

- ------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                               [_]

- ------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            403,194

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             263,172

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      403,194

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.06%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      In

- ------------------------------------------------------------------------------

CUSIP No. 124926106                   13D                    Page 3 of 8 Pages
                                      ---


Item 1.  Security and Issuer.
- ------   -------------------

     This Statement relates to the Class B-2 Common Stock ("B-2 Stock") of CB Commercial Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 533 South Fremont Avenue, Los Angeles, California 90071.

Item 2.  Identity and Background.
- ------   -----------------------
    (a) This Statement is filed by Mr. James J. Didion.

    (b) Mr. Didion's business address is 533 South Fremont Avenue, Los Angeles, California 90071.

    (c) Mr. Didion is the Chairman and Chief Executive Officer of the Issuer. The principal business of the Issuer is commercial real estate brokerage and other services. The address of the Issuer is set forth in Item 1 above.

    (d) Mr. Didion has not during the past five years been convicted in a criminal proceding (excluding traffic violations or similar misdemeanors).

    (e) Mr. Didion has not during the past five years been a party to a civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Mr. Didion is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
- ------   -------------------------------------------------

     On August 12, 1996 Mr. Didion was issued 175,027 shares of B-2 Stock pursuant to the 1996 Equity Incentive Plan of the

CUSIP No. 124926106                   13D                    Page 4 of 8 Pages
                                      ---

Issuer for a purchase price of $10 per share, which was paid by delivery of a full recourse promissory note. The shares vest at the rate of five percent per quarter commencing December 31, 1995. The other shares of B-2 Stock held by or for the benefit of Mr. Didion were acquired by him, in various amounts, pursuant to a direct purchase in 1989, pursuant to the Issuer's 401(k) plan (which shares are held in the name of the plan) and pursuant to other employee benefit plans.

Item 4.  Purpose of the Transaction.
- ------   --------------------------

     Mr. Didion acquired the subject shares for investment purposes. Mr. Didion may, from time to time, purchase additional securities of the Issuer depending on price, market conditions, availability of funds, valuation of alternative investments and other factors. Mr. Didion has no present plans to sell any of the Issuer's securities, although he may determine to sell all or part of his securities based upon changes in price, market conditions, the need for funds, evaluation of alternative investments and other factors.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------

     As of the date hereof, there are 6,607,160 shares of B-2 Stock issued and outstanding.

    (a)  Amount beneficially owned by James J. Didion as of the date hereof:
403,194     Percent of class:  6.06%

    (b) The number of shares as to which, as of the date hereof, James J. Didion has:
         (i)  Sole power to vote or direct the vote: 403,194 shares;

CUSIP No. 124926106                   13D                    Page 5 of 8 Pages
                                      ---

         (ii)   Shared power to vote or direct the vote: zero shares;

         (iii) Sole power to dispose or direct the disposition of: 263,172 shares (this number excludes shares that have not vested or will not vest within 60 days after the date hereof under the Issuer's 1996 Equity Incentive Plan);

         (iv) Shared power to dispose or direct the disposition of: zero shares.
    (c)  See Item 3 above.
    (d)  Not applicable.
    (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
- ------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Mr. Didion is a party to the Amended and Restated Stockholders' Agreement dated as of April 18, 1989 among the Issuer and its stockholders. The Stockholders' Agreement includes provisions restricting the transfer of shares of the Issuer's capital stock. The Stockholders' Agreement is filed as Exhibit 1 to this Statement and is hereby incorporated by reference.

     Mr. Didion is a party to a Restricted Stock Agreement which includes provisions relating to the forfeiture of and restrictions on the transfer of certain shares of B-2 Stock held by Mr. Didion. The Restricted Stock Agreement and First

CUSIP No. 124926106                   13D                    Page 6 of 8 Pages
                                      ---

Amendment thereto are filed as Exhibits 2 and 3 to this Statement and are hereby incorporated by reference.

     Mr. Didion is a party to a Stock Option Agreement which includes provisions relating to the exercise of stock options to acquire shares of B-2 Stock. The Stock Option Agreement is filed as Exhibit 4 to this Statement and is hereby incorporated by reference.

     Mr. Didion is a party to a Stock Purchase Agreement, Joint Escrow Instructions and Security Agreement relating to the shares issued to Mr. Didion pursuant to the Issuer's 1996 Equity Incentive Plan as described in Item 3 above. These agreements contain provisions relating to the vesting of such shares at the rate of five percent per quarter commencing December 31, 1995, restricting the transfer of such shares and providing for the pledge of such shares to secure the repayment of the promissory note delivered by Mr. Didion in payment for such shares. The Issuer's 1996 Equity Incentive Plan, including the Stock Purchase Agreement, Joint Escrow Instructions and Security Agreement which are exhibits thereto, is filed as Exhibit 5 to this Statement and is hereby incorporated by reference.

Item 7.  Materials to be Filed as Exhibits.
- ------   ---------------------------------

Exhibit       Description
- -------       -----------
  1           CB Commercial Holdings, Inc. Amended and Restated Stockholders'
              Agreement dated as of April 18, 1989 incorporated by reference from Exhibit 4.5 to the

CUSIP No. 124926106                   13D                    Page 7 of 8 Pages
                                      ---

              CB Commercial Holdings, Inc. Form S-1 Registration Statement, File
              No. 33-29410

  2 Form of CB Commercial Holdings, Inc. Restricted Stock Agreement between CB Commercial Holdings, Inc. and CB Commercial Holdings,
              Inc.'s Officer or Employee, incorporated by reference from Exhibit
              4.8 to the CB Commercial Holdings, Inc. Form S-1 Registration
              Statement, File No. 33-29410

  3           First Amendment to CB Commercial Holdings, Inc. Restricted Stock
              Agreement incorporated by reference to Exhibit 4.9 to the CB
              Commercial Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 1989

  4 Form of Nonstatutory Stock Option Agreement incorporated by reference to Exhibit 4(c) to the CB Commercial Holdings, Inc.
              Quarterly Report on Form 10-Q for the quarter ended June 30, 1990

  5 1996 Equity Incentive Plan of CB Commercial Holdings, Inc., incorporated by reference from Exhibit 10.11 to the CB Commercial
              Holdings, Inc. Annual Report on Form 10-K for the year ended
              December 31, 1995

CUSIP No. 124926106                   13D                    Page 8 of 8 Pages
                                      ---


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of September 20, 1996.


                                             /s/ JAMES J. DIDION
                                      -------------------------------------
                                                 James J. Didion